UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number: 001-39601

MINISO Group Holding Limited

25F, Heye Plaza, No. 486, Kangwang Middle Road

Liwan District, Guangzhou 510140, Guangdong Province

The People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F          ☒               Form 40-F               ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINISO Group Holding Limited

By:	/s/ Saiyin Zhang
Name:	Saiyin Zhang
Title:	Director and Chief Financial Officer

Date: May 20, 2021

[Signature Page to Form 6-K]

Exhibit Index

Exhibit 99.1—Press Release